

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 20, 2009

Howard Shapiro
Executive Vice President, Law & Administration,
   General Counsel and Secretary
Playboy Enterprises, Inc.
680 North Lake Shore Drive
Chicago, IL 60611

      **RE: Playboy Enterprises, Inc.
            Form 10-K for the year ended December 31, 2008
            and Document Incorporated by Reference
            Filed March 13, 2009
            Form 10-Q for the quarter ended March 31, 2009
            Filed May 11, 2009
            File No. 001-14790**

Dear Mr. Shapiro:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth below.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Cover Page

1.   Under the "Documents Incorporated by Reference" heading, you state that certain information required by Part II. Item 5 is "incorporated herein by reference to the Notice of Annual Meeting of Stockholders and Proxy Statement (to be filed)

relating to the Annual Meeting of Stockholders to be held in May 2009." Please note that Form 10-K General Instruction G(2) provides that the information from Part II may be incorporated by reference from the registrant's annual report to security holders furnished to the Commission pursuant to Rule 14a-3(b) or Rule 14c-3(a); however, no provision is made for the forward incorporation by reference of Part II information from a definitive proxy statement. Therefore, in future filings, revise to comply with General Instruction G(2) of Form 10-K. See also Question 104.01 to Form 10-K Compliance and Disclosure Interpretations, available at on website at http://www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.

Item 1. Business, page 5

2.   In future filings, please revise to disclose here or in your management's discussion and analysis the information about international revenues that is required by Regulation S-K Item 101(d), or tell us how you have complied with this item.

Item 6. Selected Financial Data, page 25

3.   Please refer to the line item EBITDA and the footnote (2) thereto. Since you present a measure labeled as "EBITDA" as a measure of operating performance, it is generally not appropriate to exclude "stock options and restricted stock awards", "Impairment Charges", "Impairment charges on investments", "Deferred subscription cost write-off" and the "Provision for reserves" since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

- the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation as appropriate.

Item 7. Management's Discussion and Analysis…, page 27

Results of Operations, page 29

4. In future filings, please provide more detailed analysis of the reasons underlying identified material quantitative changes in operating measures from period to period. For example, when discussing the year-end operating results of the Entertainment Group on page 30, explain how the "greater availability and growth in certain systems" resulted in increases in Playboy TV monthly subscription revenues. Likewise, on page 30, discuss why online/mobile revenues decreased $15.6 million, or 25%, in 2008. On page 31, where you discuss the revenues generated by the Licensing Group, you should not only identify the decline in consumer products revenues, but also analyze the reasons underlying the decline in sales when the reasons are also material and determinable. Simply stating that lower consumer products revenues is the result of "global economic conditions" does not provide meaningful analysis. The analysis should reveal underlying material causes of the matters described, including for example, if applicable, a decline in the quality of the product, loss in competitive position and market share, or a combination of conditions. These are examples only. For more information, refer to the Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8056, 34-45321, dated January 22, 2002).

5. Please enhance your management's discussion and analysis in future filings to discuss the impact of known trends, demands, commitments, events or uncertainties arising during the period which are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that the company's domestic TV revenues significantly declined during each of the past two years. We also note that pay-per-view revenues were lower for the current year, reflecting "consumers' continuing migration from linear networks to the more competitive video-on-demand platform, where we control less shelf space." Please provide a thorough discussion of whether you believe this known trend will have a material unfavorable impact on your revenues or income in future periods. As another example, discuss whether you expect lower revenues from your U.K. networks in the future and, if so, why. In addition, discuss the reasons for the decrease in online/mobile revenues, whether you expect the decrease to continue, why you are conducting a major infrastructure overhaul and redesign of your online websites and what impact you believe the overhaul and redesign will have on your future results.

Impairment Charges, page 32

6.   We note that you took a significant goodwill impairment charge in the fourth
        quarter of fiscal year 2008. You should expand your MD&A to discuss your
        expectations regarding your future operating results and liquidity as a result of
        taking an impairment charge. You should clearly explain to your investors, if
        true, that you expect that historical operating results will not be indicative of
        future operating results. You should also discuss the primary drivers in your
        assumptions that resulted in the goodwill impairment charge. For instance, did
        you significantly reduce projected future revenues or net cash flows or increase
        the discount rates? In addition, discuss whether and when you considered a
        recovery of the economy in your cash flow projections.

Liquidity and Capital Resources, page 35

7.   We note on page 35 your belief that your cash on hand, operating cash flows,
        funds available under your credit facility and potential access to credit and capital
        markets will be sufficient to meet your operating expenses, capital expenditures
        and other contractual obligations as they become due. Please provide a more
        detailed assessment in future filings of the company's ability to meet its long-term
        liquidity needs, including providing a discussion of known trends or uncertainties
        with respect to your operating cash flows, capital expenditures and other
        contractual obligations. Note that we consider "long-term" to be the period in
        excess of the next twelve months. See Section III.C of Release No. 33-6835 and
        footnote 43 of Release No. 33-8350.

Contractual Obligations, page 38

8.   Please revise the table of contractual obligations in future filings to provide a row
        that totals the obligations for each period.

Critical Accounting Policies, page 38

9.   We note that goodwill accounted for 11% of total assets as of December 31,
        2008. We note that revenues, operating income and the Entertainment segment
        income have declined in recent quarters due to the negative impact of the current
        economic environment.   In light of the significance of your goodwill balance and
        the impairment charge of $105.8 million during the year ended December 31,
        2008, we expect robust and comprehensive disclosure in your critical accounting
        policies regarding your impairment testing policy. This disclosure should provide
        investors with sufficient information about management's insights and
        assumptions with regard to the recoverability of goodwill. Specifically, we
        believe you should provide the following information:

- Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums. In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

  2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

  3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

  For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

10. We note that your trademarks accounted for 16% of total assets as of December 31, 2008. In light of the significance of your trademarks balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and

assumptions with regard to the recoverability of trademarks. Specifically, we believe you should provide the following information:

- Disclose the carrying value of the intangible asset for each unit of accounting.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

- Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

- Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

- Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your trademarks at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data, page 42

Notes to Consolidated Financial Statements, page 47

Note A Summary of Significant Accounting Policies, page 47

Intangible Assets, page 49

11. We note on page 50 that you took a significant finite-lived intangible assets impairment charge in the fourth quarter of fiscal year 2008. You should expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the

primary drivers in your assumptions that resulted in the intangible assets impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Note O Intangible assets, page 58

12.   Based on the table at the bottom of page 58 it appears that the $24.6 million impairment in 2008 relates to the Non-Playboy trademarks that are considered finite lived intangibles. However you had disclosed in the second paragraph of page 50 and elsewhere in this document that the indefinite lived trademarks required an impairment charge of $24.6 million. Please revise to clarify this inconsistency. If you have trademarks that are indefinite lived and others that are finite lived please provide separate disclosures and present them on a separate line item on the face of the balance sheet.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 12

13.   Throughout your compensation discussion and analysis and as to each compensation element, in future filings, revise to disclose how you arrived at and why you paid each of the particular levels and forms of compensation for each named executive officer. For example, we note that your named executive officers, other than Mr. Hefner, received increases in their base salaries in 2008; however, you do not discuss that there were increases or the reasons for the increases. As another example, we note that four of your named executive officers received equity incentive awards in 2008; however, you do not disclose the reasons why the Compensation Committee chose to award the actual amounts reported in the Summary Compensation Table. For further guidance, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.

14.   In the first paragraph of the subsection titled "Equity Incentives," you disclose that the Compensation Committee in 2008 granted restricted stock units that were initially to vest upon the attainment of certain performance criteria. In future filings, please revise to disclose the performance criteria originally tied to the restricted stock units, including any specific quantitative performance targets. If you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do

not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed. If you believe you have a sufficient basis to keep the information confidential, disclose how difficult it would be for you or a business segment to achieve the undisclosed goal. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. Provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

15.   You disclose that in 2009 the Compensation Committee replaced the performance criteria for the vesting of restricted stock units granted in 2008 with a time-based vesting schedule. In future filings, please provide more analysis as to the underlying reasons why the Committee chose to replace the performance criteria with a time-based vesting schedule. For example, was the Committee's decision based, in part, on the difficulty associated with attaining the performance criteria? Also, with respect to the time-based vesting schedule, provide analysis as to why this method of vesting was chosen by the Committee, the vesting time period chosen, and how this time period fit within the objectives of the company's compensation programs.

Stock Ownership Guidelines, page 15

16.   We note that each of your named executive officers is subject to the requirements of a stock retention policy. In future filings, please also disclose whether your named executive officers are in compliance with your stock retention policy, and if not, whether any portion of that officer's compensation was paid in the form of shares of Class B stock.

Outstanding Equity Awards at Fiscal Year End, page 19

17.   In future filings, please disclose the vesting dates of options, shares of stock, and equity incentive plan awards held at fiscal-year end. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 21

18.   Please amend your Form 10-K to include all of the disclosure for Ms. Hefner that is required by Item 402(j) of Regulation S-K. For example, revise the potential payouts table found on page 23 of your definitive proxy statement to include the amounts that would have been owed to Ms. Hefner as of the last business day of the last completed fiscal year based on the various termination scenarios

identified in the table and without regard to the later-executed Separation
Agreement.

19.   Please revise your disclosure of Ms. Hefner's Separation Agreement to disclose
the material terms of the agreement, including the date it was entered into and a
discussion of the potential benefits, such as the potential $1,712,500 severance
payment (Section 2.a of the Separation Agreement) and the payment of up to
$25,000 in legal expenses (Section 9 of the Separation Agreement), and
perquisites under the agreement. Confirm your understanding that you will have
to provide all the disclosure required by Item 402(j) of Regulation S-K regarding
Ms. Hefner's Separation Agreement in your Form 10-K for the fiscal year ended
2009. See Instruction 4 to Item 402(j) of Regulation S-K.

Part IV. Exhibit Index, page 76

20.   In the first paragraph of this section, you state that "All agreements listed below
may have additional exhibits, which are not attached. All such exhibits are
available upon request, provided the requesting party shall pay a fee for copies of
such exhibits, which fee shall be limited to our reasonable expenses incurred in
furnishing these documents." Please note that this instruction is inconsistent with
your obligation under Item 601(b) of Regulation S-K to file your exhibits in their
entirety, including schedules or similar attachments to your exhibits, other than
for exhibits filed pursuant to Item 601(b)(2). Furthermore, if you are omitting
non-material schedules or similar attachments from exhibits filed pursuant to Item
601(b)(2), you should follow the procedures outlined in that item. In future
filings, please delete this introductory paragraph and ensure that you comply with
your disclosure obligations pursuant to Item 601(b) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2009

(D) Impairment, page 10

21.   Tell us more about the realignment of your reporting segments. Explain to us
why certain digital assets were impaired as a result of their new reporting
segment.

General

22.   We note that on the "Fundamentals – Snapshot" page of your investor relations
section of your corporate website, www.playboyenterprises.com, you provide
various non-GAAP financial measures (e.g., EBIT, EBITDA, etc.). In your
response letter, please tell us how you have complied with Regulation G in the
presentation of these non-GAAP financial measures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: by facsimile to (312) 407-0411
        Rodd M. Schreiber